EXHIBIT 99.1

Osisko Development Announces Tintic Project update

25,043 ounces of gold produced since June 2020 and Infrastructure and Permit in Place for Current Operations

MONTREAL, June 28, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) (ODV TSX.V & NYSE) is pleased to provide an update on the recently acquired Tintic Consolidated Metals Ltd. (“TCM”) and its 100% owned Trixie Mine (“Trixie”), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) located in Central Utah’s historic Tintic Mining District (together with Trixie, the “Tintic Project”).

Summary

Trixie is one of several gold and base metal targets within the larger Tintic Project. The discovery of the T2 and T4 structures at Trixie in late 2020 by TCM showed interesting gold (“Au”) grades associated with high sulphidation alteration hosted within quartzites that are capped by impermeable shales and volcanics. Access to the underground workings is available via an existing shaft, and underground (“UG”) exploration was conducted on and around the upper level which is located at 625 ft (190 m) below surface. High grade mineralized material resulting from exploration mining is extracted from the T2 and T4 structures and is processed via vat leaching-on site. Table 1 summarizes the key operational details that TCM accomplished at Trixie from late 2020 to the end of May 2022:

  Trixie officially re-opened in June 2020 following the re-furnishment of the main shaft and upper 625 level of the mine, and following initial exploration drilling and underground development towards the identified historic resource target, discovered the high-grade T2 structure in September 2020.
  25,043 ounces of gold produced since exploration and development operations commenced
  Significant improvements were made to increase gold recoveries
  750 ft. (229 m) of strike length was defined for the T2 vein and adjacent T4 stockwork mineralization by UG development and drilling
  True widths of the combined T2 and T4 zones is defined between 10 ft. and 150 ft. (3 m and 46 m), with corresponding heights between 60 ft. (18 m) and 150 ft. (46 m) , and is open at depth.
  955 ft. (291 m) of UG development has been completed on or near the 625 level of the Trixie Mine with 2,822 ft. (860 m) along strike in the T2 and T4 mineralized zones including exploration crosscuts driven perpendicular to the east of T2 and T4 zones, and 289 ft. (88 m) of raises excavated.
  A total of 8,593 ft. (2,619 m) of UG diamond drilling in 47 drill holes from 23-Jun-2020 to 4-Jun-2022
  To-date, multi-ounce gold mineralization remains open along strike and at depth

For further information on Tintic, including additional production details please see the technical report on the Tintic Project, entitled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (effective date of June 7, 2022), and filed at www.sedar.com under the profile of the Company.

Table 1: Key Operation Details for Trixie:

TCM Key Operating Details
	2020	2021	Q1 2022
Mineralized Material Milled in tons (tonnes)	2,862 (2,596)	16,563 (15,026)	3,933 (3,568)
Mill Throughput in tpd (tonnes/day)	71 (64.4)	45 (40.8)	44 (39.9)
Blended T2 & T4 Diluted Head Grade in oz/t Au (g/t Au)	1.65 (56.6)	1.65 (56.6)	1.35 (46.3)
Gold Recovery (%)	Less than 25%	68%	74%
Gold Produced and Sold (oz)	397	14,608	7,163

In addition to the approximately 14,200 acres of patented mineral claims and 2,800 acres of mineral leases, the project is supported by significant on-site infrastructure along with mining and exploration permits as summarized below:

  On-site vat leach facility and tailings disposal/storage area presently treating about 35 tpd (32 tonnes/day) of mineralized material from UG exploration development at Trixie
  Buildings and equipment allowing for expansion of the current processing facilities
  Mine and exploration offices, maintenance shops, assay laboratory, processing building and other buildings for future use.
  More than 4 MW of grid energy currently available.
  Adequate water rights procured for current operations and planned exploration work.
  Paved and all weather road access to all present operation and exploration sites.
  Trixie head frame and hoist with 150 tpd (136 tonnes/day) capacity.
  Headframes at Burgin and Apex that require some upgrades.
  Underground mining on levels down to approx. 1,000 ft. to 1,350 ft. depth (305 m to 411 m) at most mines in the East Tintic district. Mining stopped at the water table.
  50 years of data generated principally by Kennecott which operated mines in the East Tintic district from 1965 to 1995. This data is being placed into a 3D model on a priority basis.
  All required permits for planned exploration for 2022 and 2023.
  All required mine and processing permits for the Trixie Mine and Burgin processing facilities.

Infrastructure to develop a decline from surface to the 625 level in the Trixie Mine was initiated in May 2022. This will significantly improve access to the underground workings, expand and increase UG exploration areas and activities, and will be the principal access for future larger scale mining in the T2/T4 zone. UG development a decline is expected to commence in Q3 2022. Development of this decline will continue in to the lower levels of the Trixie mine which was historically mined to 1,350 ft. (412 m) below surface with many stopes ending in mineralization.

Chris Lodder, President of Osisko Development commented:
“The Tintic Project acquisition is an exciting acquisition for ODV shareholders allowing us short term production from exploration and potential through disciplined exploration to define a resource base and set the stage for future production with a focus on pursing high grade and low capex opportunities. The quality of exploration targets outside of Trixie is second to none and as we develop our plans over the next few months we will continue to share this information with our shareholders.”

Qualified Persons

Per National Instrument 43-101 Standards of Disclosure for Mineral Projects, David Sabourin, P.E., Chief Operating Officer of TCM, is a Qualified Person and has prepared, validated, and approved the technical and scientific content of this news release. All operational and information provided in this update is documented and stored in the company database.

Quality Assurance (QA)/Quality Control (QC)

All underground face samples are collected by TCM Geologists from each of the active mining faces, with samples transported by the Geologists from Trixie to the on-site TCM laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz./ton and g/t.

The TCM Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified Laboratory Manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing QA/QC work. Certified OREAS Quality Control (“QC”) standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

All drill core and exploration samples are dispatched to ALS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datashed database. Core is sawn in half and half are sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno, NV. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation is completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assay include gold and silver by fire assay of 50g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to TCM and coarse rejects are disposed after 90 days. Assays are reported to TCM, and then loaded into Datashed, QA/QC samples are checked, and assays merged with sample information for future reporting.

Cautionary Statements

The Company cautions that the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Update on Cariboo Project

The Company has now signed life of project Impact Benefit Agreements with two First Nations, Lhtako Dene in October 2020 and recently with Williams Lake First Nation. Work at the BL 2 test mine project is temporarily suspended and on care and maintenance due to supply chain issues and inflationary pressures. The Company continues to focus on The Cariboo Feasibility Study is slated to be completed in the fourth quarter 2022 with continuing efforts on permitting and the required reclamation at historic sites.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information, please contact Osisko Development Corp.:
Jean Francois Lemonde
VP, Investor Relations
jflemonde@osiskodev.com
Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, the ability to continue production at its Trixie mine, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, the ability to continue current production, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.